

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
Christine Rush
Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re: Old Line Bancshares, Inc.**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated September 12, 2012**
> **File No. 000-50345**

Dear Ms. Rush:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

Note 6. Loans, page 91

1. We note your response to comment 3 in your letter dated September 12, 2012. Based on your proposed disclosure on page 10, it appears the total recorded investment in financing receivables acquired with deteriorated credit quality totaled $936,243 at June 30, 2012. Please reconcile this amount to the acquired impaired loans receivable of $14,329,955 at June 30, 2012 disclosed on page 6 of your response and explain why the amounts are not the same.

2. We note your response to comment 4 in your letter dated September 12, 2012. Please clarify your disclosure to clearly label appropriate amounts as unpaid principal balance. Additionally, please ensure that you disclose this information for all impaired loans, including accruing and non-accrual TDRs. It may be helpful to consider the example disclosure in ASC 310-10-55-10.

3. We note your response to comment 5 in your letter dated September 12, 2012 and your disclosure in the June 30, 2012 Form 10-Q. Please revise future filings to disclose the average recorded investment for all impaired loans by class of financing receivable, including accruing and non-accrual TDRs. It may be helpful to consider the example disclosure in ASC 310-10-55-10.

4. We note your response to comment 6 in your letter dated September 12, 2012. Please ensure that in future filings you disclose the financial effects (i.e. the change in recorded interest at the time of modification) for each TDR during the periods presented. Also, please confirm to us, if true, and clearly disclose in future filings that you continue to measure credit impairment at each period end on all loans that have been classified as TDRs using the guidance in ASC 310-10-35. If you do not, please measure credit impairment for all previously classified TDRs using the guidance in ASC 310-10-35 and to the extent that prior periods were materially misstated, please consider the need to potentially restate your financial statements.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief